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May 12, 2015	FRANKFURT
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VIA EDGAR

Tom Jones

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Potomac Holding LLC
Amendment No. 3 to Registration Statement on Form S-4/S-1
Filed April 6, 2015 (File No. 333-200711)

Dear Mr. Jones:

On behalf of Potomac Holding LLC (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 3 to the registration statement on Form S-4/S-1 filed with the Commission on April 6, 2015 (the “Registration Statement”) to disclose the natural persons who have voting or dispositive power over the shares held by Neuberger Berman Group LLC and Aristeia Capital, LLC in the table on page 210, the Company supplementally advises the Staff that the filings with the SEC on Schedule 13G by Neuberger Berman Group LLC and Aristeia Capital, LLC do not disclose natural persons with voting and dispositive power over the shares held by such beneficial owners, and that the Company has no further information available to disclose in response to the Staff’s comment.

*    *    *

We thank you for your prompt attention to this letter responding to the comment received. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Sincerely,

Thomas W. Greenberg

cc:	James A. Lico
Attila I. Bodi